Exhibit 99.1

Notice of Change of Auditors

Pursuant to National Instrument 51-102

TO:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission

AND TO:	PricewaterhouseCoopers LLP
Grant Thornton LLP

May 4, 2021

Dear Sirs/Mesdames:

RE: Notice Regarding Change of Auditor Pursuant to National Instrument 51-102

Notice is hereby given, pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), of a change of auditor of Skylight Health Group Inc. Ltd. (the “Corporation”).

1.	The Corporation received the resignation of Grant Thornton LLP (the “Former Auditors”), said resignation to be effective May 4, 2021.

2.	The resignation of the Former Auditors was considered and approved by the Audit Committee and the Board of Directors of the Corporation.

3.

The Audit Committee also recommended, and the Board of Directors approve, subject to the applicable regulations, the appointment of PricewaterhouseCoopers LLP (the “New Auditors”), as auditors of the Corporation to provide audit services to the Corporation for the year ending December 31, 2021 and to hold office as auditors of the Corporation until the next annual meeting of shareholders of the Corporation.

4.

There was no reservation contained in the Former Auditor’s reports on the financial statements of the Corporation for: (a) the two most recently completed financial years of the Corporation; or (b) for any period subsequent thereto for which an audit report was issued and preceding the effective date of the resignation of the Former Auditors.

5.	In the opinion of the Audit Committee and the Board of Directors of the Corporation, there are no reportable events to declare as defined in subparagraph 4.11(1) of NI 51-102.

SKYLIGHT HEALTH GROUP INC.

Per:	/s/ Andrew Elinesky
Andrew Elinesky
Chief Financial Officer